April 13, 2026

VIA EDGAR SUBMISSION

Office of Trade & Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: ScanSource, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2025
Filed August 21, 2025
File No. 000-26926

Ladies and Gentlemen:

We are in receipt of your comment letter dated March 13, 2026 regarding the Securities and Exchange Commission’s review of the ScanSource, Inc. (the “Company”) Form 10-K for the fiscal year ended June 30, 2025. The need for the extension is due to the timing of the Company’s current Form 10-Q filing for the quarter ended March 31, 2026, which is due on May 11, 2026. The Company respectfully requests an extension until April 30, 2026.

Sincerely,

/s/ Steve Jones

Steve Jones
Executive Vice President and Chief Financial Officer
ScanSource, Inc.